Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2023 and 2024. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2023 and 2024 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for the fiscal year 2023 and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2023, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 17, 2024.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its VIE and subsidiaries of its VIE. “VIE” refers to Beijing Quhuo Technology Co., Ltd.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Operating Metrics

In the six months ended June 30, 2024, the number of average monthly active workers on our platform was approximately 54,700, representing an 8.4% year-over-year decrease.

We provided services in 986 business circles across 132 cities nationwide as of June 30, 2024, as compared to 1,082 business circles across 123 cities nationwide as of December 31, 2023.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations, both in absolute amount and as a percentage of our revenues, for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Revenues	1,736,317	1,619,938	222,911
Cost of revenues	(1,669,515)	(1,595,192)	(219,506)
General and administrative	(81,611)	(70,868)	(9,752)
Research and development	(6,645)	(4,939)	(680)
Gain on disposal of assets, net	8,916	7,022	966
Operating loss	(12,538)	(44,039)	(6,061)
Interest income	742	258	36
Interest expense	(2,323)	(2,301)	(317)
Other income/(loss), net	6,034	(3,055)	(420)
Loss before income tax	(8,085)	(49,137)	(6,762)
Income tax benefit	2,395	2,622	361
Net loss	(5,690)	(46,515)	(6,401)
Net income attributable to non-controlling interests	(3,958)	(6,020)	(828)
Net loss attributable to ordinary shareholders of Quhuo Limited	(9,648)	(52,535)	(7,229)
Loss per share:
Basic	(0.17)	(0.63)	(0.09)
Diluted	(0.17)	(0.63)	(0.09)
Shares used in loss per share computation:
Basic	56,441,811	83,289,067	83,289,067
Diluted	56,441,811	83,289,067	83,289,067
Other comprehensive loss:
Foreign currency translation adjustment	3,555	1,850	255
Comprehensive loss	(2,135)	(44,665)	(6,146)
Comprehensive income attributable to non-controlling interests	(3,958)	(6,020)	(828)
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited	(6,093)	(50,685)	(6,974)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Total revenues decreased by 6.7% from RMB1,736.3 million in the six months ended June 30, 2023 to RMB1,619.9 million (US$222.9 million) in the six months ended June 30, 2024 due to the following reasons.

●	Revenues from on-demand delivery solutions were RMB1,499.1 million (US$206.3 million), representing a slight decrease of 9.1% from RMB1,649.6 million in the six months ended June 30, 2023, primarily because we optimized our business by disposing several inferior business districts, which leads to a decrease in revenue scale.
●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing and vehicle export solutions, were RMB100.5 million (US$13.8 million), representing a remarkable increase of 71.7% from RMB58.5 million in the six months ended June 30, 2023, primarily due to the growth of our vehicle export solutions, which generated revenue of RMB58.6 million.
●	Revenues from housekeeping and accommodation solutions and other services were RMB20.4 million (US$2.8 million), representing a decrease of 27.8% from RMB28.2 million in the six months ended June 30, 2023, primarily due to the transition of business model in hotel service.

Cost of revenues

Cost of revenues was RMB1,595.2 million (US$219.5 million), representing a decrease of 4.5% year-over-year, primarily attributable to the decreases in our labor cost and service fees paid to team leaders, in line with the decrease in revenue from on - demand delivery solutions.

General and administrative expenses

General and administrative expenses were RMB70.9 million (US$9.8 million), representing a decrease of 13.2% from RMB81.6 million in the six months ended June 30, 2023, primarily due to the decreases in (1) professional service fees from RMB22.2 million in the first half of 2023 to RMB14.5 million (US$2.0 million) in the first half of 2024, (2) welfare and business development expenses and office expenses from RMB17.3 million in the first half of 2023 to RMB12.4 million (US$1.7 million) in the first half of 2024, and (3) share-based compensation expenses from RMB3.9 million in the first half of 2023 to nil in the first half of 2024. All of the above are owing to our expense control through technological optimization.

Research and development expenses

Research and development expenses were RMB4.9 million (US$0.7 million), representing a decrease of 25.7% from RMB6.6 million in the six months ended June 30, 2023, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

Gain on disposal of assets, net

We recorded gain on disposal of assets, net of RMB8.9 million and RMB7.0 million (US$1.0 million) in the six months ended June 30, 2023 and 2024, respectively, primarily due to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Interest income

Our interest income was RMB0.7 million and RMB0.3 million (US$36,000) in the six months ended June 30, 2023 and 2024, respectively, primarily relating to our bank deposits and structured notes.

Interest expense

Our interest expense remained stable at RMB2.3 million (US$0.3 million) in the six months ended June 30, 2023 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

Other income/(loss), net

We recorded other loss, net, of RMB3.1 million (US$0.4 million) in the six months ended June 30, 2024, compared to other income, net, of RMB6.0 million in the six months ended June 30, 2023, primarily due to the decrease in fair value change of investment in a mutual fund.

Income tax benefit

We recorded income tax benefit of RMB2.6 million (US$0.4 million) in the six months ended June 30, 2024, as compared to income tax benefit of RMB2.4 million in the six months ended June 30, 2023, primarily due to the increase in deferred tax asset benefit.

Net loss

As a result of the foregoing, we had net loss of RMB5.7 million and RMB46.5 million (US$6.4 million) in the six months ended June 30, 2023 and 2024, respectively.

Adjusted net loss

Adjusted net loss was RMB46.5 million (US$6.4 million), as compared to adjusted net loss of RMB1.8 million in the first half of 2023.

Adjusted EBITDA

Adjusted EBITDA loss was RMB34.8 million (US$4.8 million), as compared to adjusted EBITDA of RMB11.1 million in the first half of 2023.

Non-GAAP Financial Measure

Quhuo uses adjusted net income/(loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/(loss) before income tax benefit/(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(5,690)	(46,515)	(6,401)
Add: Share-based Compensation	3,853	—	—

Adjusted net loss	(1,837)	(46,515)	(6,401)
Add:
Income tax benefit	(2,395)	(2,622)	(361)
Depreciation	2,927	2,676	368
Amortization	10,128	9,385	1,291
Interest	2,323	2,301	317

Adjusted EBITDA	11,146	(34,775)	(4,786)

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing, including the proceeds we received from our initial public offering, proceeds from exercise of share options and loans from commercial banks. As of June 30, 2024, we had RMB39.9 million (US$5.5 million) in cash. Our cash consists primarily of cash on hand, demand deposits and time deposits which are highly liquid. We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

As a holding company with no material operations of our own, we conduct our operations primarily through our consolidated VIE and its subsidiaries. As of June 30, 2024, 59.9% of our cash were held by the VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of the VIE, we only have access to the assets and earnings of the VIE through our contractual arrangements with the VIE and its nominee shareholders.

We had net loss of RMB5.7 million and negative cash flows from operations of RMB22.4 million for the six months ended June 30, 2023. We had net loss of RMB46.5 million (US$6.4 million) and cash outflows from operations of RMB41.5 million (US$5.7 million) for the six months ended June 30, 2024. We had positive working capital, which equals the result of current assets minus current liabilities, of RMB220.3 million and RMB242.0 million (US$33.3 million) as of June 30, 2023 and 2024, respectively. The total outstanding balance of our short-term bank borrowings as of June 30, 2024 was RMB101.3 million (US$13.9 million).

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank loans upon the maturity of such loans and believe we will continue to be able to do so.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we received from our initial public offering. To utilize the proceeds we received from our initial and any subsequent public offerings, we may make additional capital contributions to our PRC subsidiaries, the VIE and subsidiaries of the VIE and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amounts of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

A substantial portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may not be converted into foreign exchange for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves may not be distributed as cash dividends.

We may require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our unaudited condensed consolidated statement of cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(22,364)	(41,488)	(5,709)
Net cash generated from investing activities	5,481	11,102	1,528
Net cash generated from financing activities	30,280	24,636	3,390
Effect of exchange rate changes on cash and restricted cash	770	138	19
Net increase/(decrease) in cash and restricted cash	14,167	(5,612)	(772)
Cash and restricted cash at beginning of the year	101,023	46,456	6,393
Cash and restricted cash at end of the year	115,190	40,844	5,621

Operating Activities

Net cash used in operating activities in the six months ended June 30, 2024 was RMB41.5 million (US$5.7 million), primarily due to a net loss of RMB46.5 million (US$6.4 million), adjusted for (1) certain non-cash items, mainly including amortization of RMB9.4 million (US$1.3 million) and changes in fair value of short-term investment of RMB4.5 million (US$0.6 million), and (2) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease of RMB45.6 million (US$6.3 million) in accrued expenses and other current liabilities, an increase of RMB7.9 million (US$1.1 million) in prepayments and other current assets, and a decrease of RMB4.8 million (US$0.7 million) in accounts payable, partially offset by changes in certain working capital items that positively impact the cash flow from operating activities, mainly including a decrease of RMB32.9 million (US$4.5 million) in accounts receivable, and an increase of RMB18.3 million (US$2.5 million) in other non-current liabilities.

Net cash used in operating activities in the six months ended June 30, 2023 was RMB22.4 million (US$3.1 million), primarily due to a net loss of RMB5.7 million (US$0.8 million), adjusted for (1) certain non-cash items, mainly including amortization of RMB10.1 million (US$1.4 million) and share-based compensation expenses of RMB3.9 million (US$0.5 million), and (2) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease of RMB21.4 million (US$3.0 million) in accrued expenses and other current liabilities, an increase of RMB5.9 million (US$0.8 million) in other non-current assets, and an increase of RMB5.6 million (US$0.8 million) in prepayments and other current assets, partially offset by changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB21.1 million (US$3.0 million) in accounts payable.

Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2024 was RMB11.1 million (US$1.5 million), primarily due to proceeds from disposals of intangible assets of RMB12.4 million (US$1.7 million), partially offset by acquisition of intangible assets of RMB2.0 million (US$0.3 million).

Net cash provided by investing activities in the six months ended June 30, 2023 was RMB5.5 million (US$0.8 million), primarily due to proceeds from sales of short-term investments of RMB62.5 million (US$8.6 million) and proceeds from disposals of intangible assets of RMB19.1 million (US$2.6 million), partially offset by purchase of short-term investments of RMB60.0 million (US$8.3 million) and acquisition of intangible assets of RMB18.5 million (US$2.5 million).

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2024 was RMB24.6 million (US$3.4 million), primarily due to the proceeds from short-term loans of RMB304.0 million (US$41.8 million), and proceeds from issuance of RMB14.2 million (US$2.0 million), partially offset by repayments of short-term loans of RMB292.6 million (US$40.3 million).

Net cash provided by financing activities in the six months ended June 30, 2023 was RMB30.3 million (US$4.2 million), primarily due to the proceeds from short-term loans of RMB102.9 million (US$14.2 million), partially offset by repayments of short-term loans of RMB72.9 million (US$10.1 million).

Capital Expenditures

We made capital expenditures of RMB1.3 million and RMB0.4 million (US$49,000) in the six months ended June 30, 2023 and 2024, respectively. Our capital expenditures were mainly used for purchases of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●our future business development, financial condition and results of operations;
●the expected growth of the relevant markets;
●our expectations regarding demand for and market acceptance of our services;
●expected changes in our revenues, costs or expenditures;
●general business, political, social and economic conditions in China and the relevant markets where we have operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.